

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2013

Via E-mail
Tim Johnson
General Counsel
Ply Gem Industries, Inc.
5020 Weston Parkway #400
Cary, NC 27513

> **Re:** **Ply Gem Holdings, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 6, 2013**
> **File No. 333-167193**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 15, 2013**
> **File No. 333-114041**

Dear Mr. Johnson:

We have reviewed your response letter and the above-referenced filings, and have the following comments.

Dilution, page 36

1. It is not clear to us how you determined pro forma as adjusted net tangible book value, in total or on a per share basis, as of March 30, 2013. Please clarify or revise.

Unaudited pro forma consolidated financial information, page 38

2. We note your response to prior comment 10, however it does not appear to us that you revised the titles of the pro forma net losses on pages 41 and 42 to clarify that they exclude non-recurring charges directly attributable to the transactions being presented. Please revise these titles as previously requested. In addition, we note your disclosure on page 81 that you will incur an $18.8 million termination fee related to an advisory agreement with an affiliate upon the consummation of the offering. It appears to us that the termination fee should be reflected in the pro forma balance sheet and that the headnote and footnotes to the pro forma statements of operations should clarify that they also exclude the termination fee. It also appears to us that the termination fee should be disclosed in the related party note to your historical financial statements.

Management's discussion and analysis of financial condition and results of operations, page 51

Gross profit, page 60

3. We note your response to comment 14 of our letter dated May 2, 2013. While we note your disclosure regarding the overall price fluctuations in aluminum and PVC resin, it is unclear how the fluctuations impacted your gross profit. Please quantify the effect of any material changes in raw materials on your gross profit. Please note that we are not requesting disclosure of the particular price that you pay for raw materials, but instead that you quantify the impact of raw material price changes on your results of operations.

Compensation Discussion and Analysis, page 111

Annual cash incentive awards, page 112

4. We note your revised disclosure in response to comment 17 of our letter dated May 2, 2013. It remains unclear how the actual payout for each named executive officer was calculated based on the achievement of specified targets. For example, we note your disclosure that the actual 2012 Adjusted EBITDA performance for Siding, Fencing and Stone, Windows and Doors, and Corporate was approximately 110%, 56% and 93% of the respective targets, which resulted in the achievement of 150%, 48% and 93% of the applicable component of the executive's target bonus. However, it is unclear how the percentage of the target achieved by the company corresponds to the percentage achievement of the applicable component of the executive's target bonus. Please revise your disclosure to include the actual results achieved by the company for each of the performance targets (as opposed to the percentage of the target achieved) and clearly explain how the actual results translate into the percentage achieved for each component of the target bonus and, ultimately, for the total award made to each named executive officer.

5. Please disclose how the company determined that corporate achieved an award of 143.6% of target by reducing corporate expenditures by approximately $0.5 million.

Long-term incentive plan, page 117

6. We note your revised disclosure in response to comment 18 of our letter dated May 2, 2013, and that you established the target bonus percentages based on "external compensation analyses performed for named executive officers considering their roles and responsibilities." Please explain why this would not be considered benchmarking within the meaning of Item 402(b)(2)(xiv) of Regulation S-K. See Question 118.05 of the Compliance and Disclosure Interpretations for Regulation S-K.

7. Please advise us as to where you have included the performance bonus component of the long-term incentive compensation in the Summary Compensation Table. We note that the

restricted stock portion is recorded under the "Stock Awards" column, but we are unable to locate the performance bonus component of the LTIP grants made in 2011 and 2012.

Grants of plan-based awards for 2012, page 121

8. We note your response to comment 19 of our letter dated May 2, 2013 and that your annual incentive plan does not contemplate a threshold for performance. However, we note that your response also says that there are "thresholds" to be achieved and that you have added disclosure to describe the "specific thresholds for the annual incentive plan." Please note that the term threshold in this context refers to the minimum amount payable for a certain level of performance under the annual incentive plan. See Instruction 2 to Item 402(d) of Regulation S-K. It appears from your disclosure that there may be thresholds that are applicable to your annual incentive plan. In addition, we note that certain named executive officers received payments below the target amount, which suggests that the threshold is different than the target. Please advise or revise your disclosure accordingly.

Description of capital stock, page 146

Amendment to the certificate of incorporation and by-laws, page 149

9. We note your disclosure stating that the affirmative vote of at least 75% of the voting power of your issued and outstanding capital stock is required to amend the provisions of your certificate of incorporation relating to the forum for adjudication of disputes. Please advise what is provided for by the provisions in your certificate of incorporation that govern adjudication of disputes.

Exhibits

10. Please file the interactive data file required by Item 601(b)(101) of Regulation S-K.

Form 10-K for the Fiscal Year Ended December 31, 2012

11. Please comply with the above comments in your future Exchange Act reports, as applicable.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Mindy Hooker, Staff Accountant, at 202-551-3732 or Anne McConnell, Staff Accountant, at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: John C. Kennedy, Esq. (*via E-mail*)
       Paul, Weiss, Rifkind, Wharton & Garrison LLP